EXHIBIT 11

HECTOR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CALCULATION OF EARNINGS PER SHARE

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004

Basic:

Net income	$1,492,813	$954,319	$2,878,875	$2,147,884

Common shares:
Weighted average number of common shares outstanding	3,771,981	3,627,540	3,753,330	3,589,693

Net income per common share:	$.40	$.26	$.77	$.60

Diluted:

Net income	$1,492,813	$954,319	$2,878,875	$2,147,884

Common and common equivalent shares:

Weighted average number of common shares outstanding	3,771,981	3,627,540	3,753,330	3,589,693
Dilutive effect of convertible preferred shares outstanding	148,914	217,676	152,761	218,888
Dilutive effect of stock options outstanding after application of treasury stock method	144,278	147,410	136,790	115,620
Dilutive effect of Employee Stock
Purchase Plan shares subscribed	1,869	4,806	1,687	3,965
	4,067,042	3,997,432	4,044,568	3,928,166

Diluted net income per share	$.37	$.24	$.71	$.55